805 Third Avenue, 15th Floor New York, NY 10022 Telephone: 1+212-935-8484 Fax: 1+212-935-9216

VIA EDGAR and FEDEX

July 30, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Medis Technologies Ltd. Form 10-K for the Fiscal Year Ended December 31, 2008 (Filed March 31, 2009) Form 10-Q for the Quarterly Period Ended March 31, 2009 (Filed May 18, 2009) File No. 000-30391

Ladies and Gentlemen:

Medis Technologies Ltd. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the above referenced filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to contact me at 740-602-1562.

Sincerely,

/s/ Steve Crea

Steve Crea

Chief Financial Officer

cc:	Kate Tillan, Assistant Chief Accountant Julie Sherman, Staff Accountant